Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

China Ceramics Announces Second Quarter 2012
Financial Results

Jinjiang, Fujian Province, China, August 15, 2012–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

▪	Revenue was RMB 441.0 million (US$ 69.5 million), up 18.5% from the second quarter of 2011;
▪	Gross profit was RMB 128.6 million (US$ 20.3 million), up 13.4% from the second quarter of 2011;
▪	Gross profit margin was 29.2%, down 130 basis points from the second quarter of 2011;
▪	Net profit was RMB 86.1 million (US$ 13.6 million), up 18.9% from the second quarter of 2011;
▪	On a quarter-to-quarter sequential basis, revenue was up 18.5%, gross profit was up 13.8% and net profit was up 20.1%.
▪	Non-GAAP net profit, which excludes the current quarter’s share-based compensation expenses, was RMB 87.4 million (US$ 13.8 million), up 16.8% from RMB 74.8 million (US$ 11.5 million) in the second quarter of 2011;
▪	Earnings per fully diluted share were RMB 4.21 (US$ 0.66).

”We are pleased to report solid second quarter financial performance, especially in light of the currently challenging domestic market environment. The quarter’s results were driven by higher margin ceramic tile products manufactured with the capabilities from our capacity plant expansion and reasonably sound sales volume,” said Mr. Jiadong Huang, CEO of China Ceramics. “Our annual production capacity of ceramic tiles is currently 72 million square meters, out of which we are utilizing production facilities capable of producing 56 million square meters per year. With the power now on at our Hengdali facility, we will continue to monitor the macroeconomic environment to determine when it would be prudent to bring online additional production capacity as business conditions dictate.”

CEO Mr. Huang continued, “While the market environment has been challenging, we will continue to innovate and offer the best product mix to our customers relative to the market so as to sustain our competitive advantage. With our new modern facilities, we have the ability to operate efficiently and at a high level of utilization. Going forward, we anticipate that our ability to understand our customers and their needs will enable us penetrate the Tier II and Tier III markets further and to generate continued positive results.”

1

Second Quarter 2012 Results

Revenue for the second quarter ended June 30, 2012 was RMB 441.0 million (US$ 69.5 million), up 18.5% from RMB 372.3 million (US$ 57.3 million) for the second quarter ended June 30, 2011. The year-over-year increase in revenue was primarily driven by a 19.9% increase in the average selling price of ceramic tiles to RMB 32.5 per square meter in the second quarter of 2012 from RMB 27.1 per square meter in the comparable quarter of 2011 due to a change in the sales mix, with more sales coming from the higher-priced rustic series of ceramic tiles that are being produced in the Company’s Hengdali facility.

Gross profit for the second quarter ended June 30, 2012 was RMB 128.6 million (US$ 20.3 million), up 13.4% from RMB 113.4 million (US$ 17.5 million) for the second quarter ended June 30, 2011. The year-over-year increase in gross profit was mostly driven by the higher average selling prices of our tiles in the most recent quarter. Of the cost of sales for the second quarter ended June 30, 2012, RMB 4.8 million (US$ 0.8 million) related to a provision for inventory that was aging. Gross profit margin was 29.2% for the second quarter ended June 30, 2012 compared to 30.5% for the same period in 2011. The year-over-year decrease in gross profit margin was driven by increased material cost, labor cost and inventory provision.

Administrative expenses for the second quarter ended June 30, 2012 were RMB 7.1 million (US$ 1.1 million), down 26.0% from RMB 9.6 million (US$ 1.5 million) in the second quarter of 2011. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 1.3 million (US$ 0.2 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan, which is designed to retain directors and senior management. The comparable non-cash share-based expenses were RMB 2.4 million (US$ 0.4 million) in the same period in 2011. It is expected that additional non-cash share-based compensation expenses of approximately RMB 5.1 million (US$ 0.8 million) will be incurred from July 2012 to January 2014.

Profit before taxation for the second quarter ended June 30, 2012 was RMB 115.6 million (US$ 18.2 million), up 18.1% from RMB 97.9 million (US$ 15.1 million) in the second quarter of 2011. The year-over-year increase in profit from operations was the result of higher gross profit as well as lower administrative expenses.

Net profit for the second quarter ended June 30, 2012 was RMB 86.1 million (US$ 13.6 million), up 18.9% from RMB 72.4 million (US$ 11.1 million) in the same period of 2011. The year-over-year increase in net profit was the result of higher gross profit as well as the aforementioned lower administrative expenses.

Earnings per fully diluted share were RMB 4.21 (US$ 0.66) for the second quarter ended June 30, 2012, up 6.0% from RMB 3.97 (US$ 0.61) over the same period in 2011. Earnings per fully diluted share in the second quarter of 2012 were computed using 20.4 million shares, while net earnings per fully diluted share in the second quarter of 2011 were computed using 18.3 million shares.

Non-GAAP profit before taxation, which excludes share-based compensation expenses, was RMB 117.0 million (US$ 18.4 million) in the second quarter ended June 30, 2012, up 16.7% from RMB 100.3 million (US$ 15.4 million) in 2011.

Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 87.4 million (US$ 13.8 million) in the second quarter ended June 30, 2012, an increase of 16.8% from 74.8 million (US$ 11.5 million) in the second quarter of 2011.

Non-GAAP earnings per fully diluted share, which excludes share-based compensation expenses, was RMB 4.28 (US$ 0.67) in the second quarter ended June 30, 2012, up 4.4% from RMB 4.10 (US$ 0.63) in the same period of 2011.

2

Six Months 2012 Results

Revenue for the six months ended June 30, 2012 increased by 19.6% to RMB 813.3 million (US$ 128.6 million) compared to the six months ended June 30, 2011. Gross profit was RMB 241.6 million (US$ 38.2 million), up 15.8% from RMB 208.7 million (US$ 32.0 million) in the six months ended June 30, 2011. Gross margin was 29.7% compared to 30.7% in the same period of 2011. Selling expenses were RMB 5.8 million (US$ 0.9 million), compared to RMB 5.6 million (US$ 0.9 million) in the same period of 2011. Administrative expenses were RMB 16.7 million (US$ 2.6 million), compared to RMB 25.2 million (US$ 3.9 million) for the same period of 2011. Net profit for the six months ended June 30, 2012 was RMB 157.7 million (US$ 24.9 million), up 24.8% from the same period of 2011. Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 160.8 million (US$ 25.4 million) for the six months ended June 30, 2012, an increase of 18.3% from RMB 135.9 million (US$ 20.8 million) in the same period of 2011. Earnings per fully diluted share were RMB 7.72 (US$ 1.22) for the six months ended June 30, 2012 and RMB 7.87 (US$ 1.24) on a non-GAAP basis, up from RMB 6.93 (US$ 1.06) and RMB 7.45 (US$ 1.14) on a non-GAAP basis in the same period of 2011. Earnings per fully diluted share for the first half of 2012 were computed using 20.4 million shares while net earnings per fully diluted share for the first half of 2011 were computed using 18.3 million shares.

Second Quarter 2012 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 78.3 million (US$ 12.3 million) as of June 30, 2012, compared with RMB 42.1 million (US$ 6.7 million) as of December 31, 2011. The increase in cash and bank balances was the result of sustained revenues and no capital expenditures during the quarter ended June 30, 2012.

▪	Inventory turnover was 99 days as of June 30, 2012 compared with 84 days as of December 31, 2011. The increase in inventory turnover reflects a normal pattern when we introduce a new series of ceramic tiles, which would temporarily be slower moving as we produce a certain amount of the tiles to have available for developers to test, while thereafter the new series would only be produced in accordance with actual customer orders.

▪	Trade receivables turnover was 109 days as of June 30, 2012 compared with 93 days as of December 31, 2011. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 94 days as of June 30, 2012 compared with 79 days as of December 31, 2011. The average turnover days were within the Company’s past normal collection range period.

▪	Trade payables turnover was 81 days as of June 30, 2012 compared with 77 days as of December 31, 2011. The average turnover days were within the Company’s normal credit period.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 52.0 million (US$ 8.2 million) for the quarter ended June 30, 2012, compared to RMB 2.1 million (US$ 0.3 million) of cash flow generated from operating activities in the same period in 2011. The year-over-year increase of RMB 49.9 million (US$ 7.9 million) was mainly due to the increase in revenue.

Cash flow generated from investing activities in the quarter ended June 30, 2012 was RMB 0.1 million (US$ 0.02 million) due from interest received, compared to RMB 75.3 million (US$ 11.7 million) of cash flow used in investing activities in the same period of 2011, which was primarily due to the acquisition of property, plant and equipment.

3

Cash flow used in financing activities was RMB 50.0 million (US$ 7.9 million) due to the repayment of bank borrowings for the quarter ended June 30, 2012, as compared to RMB 40.0 million (US$ 6.1 million) for the quarter ended June 30, 2011

Plant Expansion and Capital Expenditures Update

The Company’s Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles, having undergone a facility expansion and other capital improvements in fiscal 2010 and fiscal 2011. China Ceramics is currently utilizing the full productive capacity at its Hengda facility. The Company’s Hengdali facility underwent Phase II of its expansion program in the fourth quarter of 2011 and the first quarter of 2012, which increased its annual production capacity of ceramic tiles from 10 million square meters to 30 million square meters. However, consistent with our previously stated plan to bring online additional capacity at the facility as determined by market demand, the Company is currently utilizing plant facilities at Hengdali capable of producing only 14 million square meters of ceramic tiles annually. In total, the Company is utilizing annual production capacity of 56 million square meters out of a potential annual productive capacity of 72 million square meters of ceramic tiles.

Management reviews the levels of capital expenditures throughout the year and makes adjustments to its capital expenditures subject to market conditions. The Company had no capital expenditures in the first and second quarters of 2012. Whether the Company engages in capital expenditures in the second half of 2012 will be subject to the business outlook at that time. Management has determined to delay the further expansion of the Hengdali facility that had been previously planned (which would have increased production capacity by an additional 14 million square meters of ceramic tiles annually) given current business conditions.

Business Outlook

China Ceramics generated solid year-to-year operating results in the second quarter of 2012 attributable to a continued improvement in its product mix as the Company’s business continues to transition from lower margin tiles products to higher margin, more advanced and better performing ceramic tiles. The products being produced at its Hengdali facility, in particular, enabled China Ceramics to increase its average selling prices by 19.9% in the second quarter relative to the comparable year-ago quarter following similar year-ago comparisons in the previous two quarters. An improved product mix led to solid revenue and earnings growth and cash flow generation in the second quarter, though at a somewhat less robust rate than occurred in previous same period year-to-year comparisons. As indicated, the Company’s financial results in future periods may not improve at the same rate as in past periods due to the Company’s rapid facility expansion in the last couple of years. Further, the slowing economy in China is likely to have an adverse effect on the demand for the Company’s products.

In the second quarter of 2012, the Company’s sales volume (the amount of square meters of ceramic tile sold) fell by 1.2%, which the Company attributes to a slowdown in construction activity and real estate development in China. This follows only a modest increase in sales volume of 2.5% in the first quarter of 2012. The Company anticipates that a possible slowing of its sales volume could continue in 2012 caused by the overall slowing in economic conditions in China. The sales volume in the second quarter of 2012 represented a 15.8% increase from that of the first quarter of 2012, which is attributable to the seasonality of the Company’s business, consistent with the trend of past years. The current utilization of the Company’s two plant facilities based on the production capacity divided by the amount of “on-line” production capacity (56 million square meters annually) is currently 96.3%, which is indicative of the efficiency of production capacity currently in use.

4

The Company’s backlog of orders for delivery in the third quarter of 2012 is approximately RMB 385.9 million (US$ 60.7 million), representing a year-over-year decrease of 5.2% compared to the third quarter of 2011. This year-over-year comparison is significantly changed from that of previous quarters reflecting the impact of weaker customer demand. The Company estimates that its sales volume of ceramic tiles in the third quarter of 2012 will be approximately 12.2 million square meters.

Given the slowdown in domestic demand, the Company believes it unlikely that it will bring online the unused production capacity at its Hengdali facility until macroeconomic conditions change, and that its annual production capacity will remain at its current level of 56 million square meters of ceramic tiles for the remainder of 2012.

To mitigate the effects of slowing demand, the Company will maintain its currently wide range of product offerings and augment it with new products from its research and development program, which has the potential to result in products that realize higher margins. The Company believes that a core competitive advantage is its ability to innovate and introduce new products into the product mix that it offers to its customers. China Ceramics’ new plant facilities also offer new design and production capabilities as well as the ability to operate more efficiently.

In addition, the Company plans to expand its distribution network and heighten its direct sales efforts to large developers. The Company will continue to focus on Tier II and Tier III cities where it believes conditions are generally more stable relative to more volatile Tier I cities.

Conference Call Information

The Company will host a conference call at 8:00 am ET on Wednesday, August 15, 2012. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 17678224. A replay of the conference call will be available for 14 days starting from 11:00 pm ET on August 15, 2012. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 17678224 for the replay.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

5

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

6

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(RMB in thousands)

	As at June 30, 2012	As at December 31, 2011
	(Unaudited)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	810,568	843,429
Land use rights	30,932	31,267
Goodwill	3,735	3,735
Deferred tax asset	1,460	-
	846,695	878,431

Current assets
Inventories	334,146	291,781
Trade receivables	515,959	473,209
Prepayments and other receivables	7,937	26,377
Cash and bank balances	78,274	42,149
	936,316	833,516

Current liabilities
Trade payables	257,243	252,682
Accrued liabilities and other payables	48,362	44,349
Interest-bearing bank borrowings	35,000	125,000
Income tax payable	26,767	35,090
	367,372	457,121
Non-current liabilities
Long term borrowings	60,000	60,000
Deferred tax liabilities	1,069	1,087
	61,069	61,087

Net current assets	568,944	376,395

Net assets	1,354,570	1,193,739

EQUITY
Total shareholders’ equity	1,354,570	1,193,739
7

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(RMB in thousands, except EPS and share data)

	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2012	2012	2011	2012	2011

Revenue	440,991	372,288	372,323	813,279	680,188
Cost of Sales	(312,370)	(259,280)	(258,894)	(571,650)	(471,448)
Gross profit	128,621	113,008	113,429	241,629	208,740
Selling and distribution expenses	(2,834)	(2,962)	(3,062)	(5,796)	(5,596)
Administrative expenses	(7,138)	(9,593)	(9,570)	(16,731)	(25,190)
Finance costs	(2,771)	(3,570)	(2,297)	(6,341)	(4,170)
Other expenses	(237)	(246)	(646)	(483)	(1,062)
Profit before taxation	115,641	96,637	97,854	212,278	172,722
Income tax expense	(29,575)	(24,966)	(25,445)	(54,541)	(46,302)
Net Profit for the period	86,066	71,671	72,409	157,737	126,420

Attributable to:
Shareholders of the Company
EPS-Basic	4.21	3.51	3.97	7.72	6.93
EPS-Diluted	4.21	3.51	3.97	7.72	6.93
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	18,254,002	20,430,838	18,254,002
Diluted	20,430,838	20,430,838	18,254,002	20,430,838	18,254,002

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE

	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2012	2012	2011	2012	2011

Sales volume (square meters)	13,567,038	11,719,104	13,734,874	25,286,142	25,164,119
Average Selling Price (in RMB/square meter)	32.5	31.8	27.1	32.2	27.0
Average Selling Price (in USD/square meter)	5.1	5.0	4.2	5.1	4.1

8

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB in thousands)

	Three months ended			Six months ended
	June	March	June	June	June
	30	31	30	30	30
	2012	2012	2011	2012	2011

Cash flows from operating activities
Profit before taxation	115,641	96,637	97,854	212,278	172,722
Adjustments for
Amortization of land use rights	168	167	168	335	335
Depreciation of property, plant and equipment	16,413	16,448	11,309	32,861	20,127
Loss on disposal of property, plant and equipment	-	-	739	-	842
Provision for inventory	4,805	1,035	-	5,840	-
Share-based compensation	1,310	1,761	2,407	3,071	9,518
Finance costs	2,520	3,570	2,297	6,090	4,170
Interest income	(116)	(103)	(113)	(219)	(335)
Operating profit before working capital changes	140,741	119,515	114,661	260,256	207,379
Increase in inventories	(5,341)	(42,864)	(41,697)	(48,205)	(78,322)
(Increase)/decrease in trade receivables	(77,282)	34,532	(94,909)	(42,750)	(152,642)
(Increase)/decrease in other receivables and prepayments	11,622	6,818	(1,025)	18,440	(9,799)
Increase/(decrease) in trade payables	10,733	(6,173)	39,630	4,560	67,629
Increase/(decrease) in accrued liabilities and other payables	1,340	2,940	4,465	4,280	(1,551)
Cash generated from operations	81,813	114,768	21,125	196,581	32,694
Interest paid	(2,771)	(3,586)	(2,297)	(6,357)	(4,170)
Income tax paid	(27,001)	(37,340)	(16,718)	(64,341)	(41,620)

Net cash generated from/(used in) operating activities	52,041	73,842	2,110	125,883	(13,096)

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	-	4,801	-	5,509
Acquisition of property, plant and equipment	-	-	(80,223)	-	(244,464)
Interest received	116	103	113	219	335

Net cash generated from/(used in) investing activities	116	103	(75,309)	219	(238,620)

Cash flows from financing activities
Bank borrowings obtained	-	-	71,200	-	71,200
Repayment of short-term loans	(50,000)	(40,000)	(31,200)	(90,000)	(31,200)

Net cash generated from/(used in) financing activities	(50,000)	(40,000)	40,000	(90,000)	40,000

Net increase/(decrease) in cash and cash equivalents	2,157	33,945	(33,199)	36,102	(211,716)
Cash and cash equivalents, beginning of period	76,091	42,149	84,923	42,149	263,495
Effect of foreign exchange rate differences	26	(3)	(78)	23	(133)

Cash and cash equivalents, end of period	78,274	76,091	51,646	78,274	51,646

9

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION

(U.S Dollar in thousands)

	As at June 30, 2012	As at December 31, 2011

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	127,588	134,007
Land use rights	4,869	4,968
Goodwill	588	593
Deferred tax asset	230	-
	133,275	139,568

Current assets
Inventories	52,597	46,359
Trade receivables	81,215	75,185
Prepayments and other receivables	1,249	4,191
Cash and bank balances	12,321	6,697
	147,382	132,432

Current liabilities
Trade payables	40,492	40,147
Accrued liabilities and other payables	7,612	7,047
Interest-bearing bank borrowings	5,509	19,860
Income tax payable	4,213	5,575
	57,826	72,629
Non-current liabilities
Long term borrowings	9,444	9,533
Deferred tax liabilities	168	173
	9,612	9,706

Net current assets	89,556	59,803

Net assets	213,219	189,665

EQUITY
Total shareholders’ equity	213,219	189,665

10

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(U.S Dollar in thousands, except EPS and share data)

	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2012	2012	2011	2012	2011

Revenue	69,479	59,134	57,306	128,613	104,136
Cost of Sales	(49,217)	(41,184)	(39,846)	(90,401)	(72,178)
Gross profit	20,262	17,950	17,460	38,212	31,958
Selling and distribution expenses	(447)	(470)	(472)	(917)	(857)
Administrative expenses	(1,123)	(1,523)	(1,481)	(2,646)	(3,857)
Finance costs	(436)	(567)	(353)	(1,003)	(638)
Other expenses	(37)	(39)	(99)	(76)	(162)
Profit before taxation	18,219	15,351	15,055	33,570	26,444
Income tax expense	(4,659)	(3,966)	(3,916)	(8,625)	(7,089)
Net Profit for the period	13,560	11,385	11,139	24,945	19,355

Attributable to:
Shareholders of the Company
EPS-Basic	0.66	0.56	0.61	1.22	1.06
EPS-Diluted	0.66	0.56	0.61	1.22	1.06
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	18,254,002	20,430,838	18,254,002
Diluted	20,430,838	20,430,838	18,254,002	20,430,838	18,254,002

11

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S Dollar in thousands)

	Three months ended			Six months ended
	June	March	June	June	June
	30	31	30	30	30
	2012	2012	2011	2012	2011

Cash flows from operating activities
Profit before taxation	18,219	15,351	15,055	33,570	26,444
Adjustments for
Amortization of land use rights	26	27	26	53	51
Depreciation of property, plant and equipment	2,584	2,613	1,740	5,197	3,081
Loss on disposal of property, plant and equipment	-	-	113	-	129
Provision for inventory	760	164	-	924	-
Share-based compensation	206	280	375	486	1,457
Finance costs	396	567	353	963	638
Interest income	(19)	(16)	(17)	(35)	(51)
Operating profit before working capital changes	22,172	18,986	17,645	41,158	31,749
Increase in inventories	(815)	(6,808)	(6,420)	(7,623)	(11,991)
(Increase)/decrease in trade receivables	(12,246)	5,485	(14,587)	(6,761)	(23,369)
(Increase)/decrease in other receivables and prepayments	1,833	1,083	(165)	2,916	(1,500)
Increase/(decrease) in trade payables	1,702	(981)	6,095	721	10,354
Increase/(decrease) in accrued liabilities and other payables	210	467	678	677	(237)
Cash generated from operations	12,856	18,232	3,246	31,088	5,006
Interest paid	(435)	(570)	(353)	(1,005)	(638)
Income tax paid	(4,244)	(5,931)	(2,584)	(10,175)	(6,372)

Net cash generated from/(used in) operating activities	8,177	11,731	309	19,908	(2,004)

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	-	735	-	843
Acquisition of property, plant and equipment	-	-	(12,444)	-	(37,427)
Interest received	19	16	17	35	51

Net cash generated from/(used in) investing activities	19	16	(11,692)	35	(36,533)

Cash flows from financing activities
Bank borrowings obtained	-	-	10,901	-	10,901
Repayment of short-term loans	(7,879)	(6,354)	(4,777)	(14,233)	(4,777)

Net cash generated from/(used in) financing activities	(7,879)	(6,354)	6,124	(14,233)	6,124

Net increase/(decrease) in cash and cash equivalents	317	5,393	(5,259)	5,710	(32,413)
Cash and cash equivalents, beginning of period	12,083	6,697	12,969	6,697	39,923
Effect of foreign exchange rate differences	(79)	(7)	280	(86)	480

Cash and cash equivalents, end of period	12,321	12,083	7,990	12,321	7,990

Source: China Ceramics Co., Ltd.

12

About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the second quarter of 2012, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all of which exclude the share-based compensation expenses from their comparable IFRS measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes share-based compensation expenses incurred for the stock option program. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Three months ended June 30, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	115,641	1,310	116,951	18,219	206	18,425
Net profit	86,066	1,310	87,376	13,560	206	13,766
EPS-Basic	4.21		4.28	0.66		0.67
EPS-Diluted	4.21		4.28	0.66		0.67

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Three months ended March 31, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	96,637	1,761	98,398	15,351	280	15,631
Net profit	71,671	1,761	73,432	11,385	280	11,665
EPS-Basic	3.51		3.59	0.56		0.57
EPS-Diluted	3.51		3.59	0.56		0.57

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Three months ended June 30, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	97,854	2,407	100,261	15,055	375	15,430
Net profit	72,409	2,407	74,816	11,139	375	11,514
EPS-Basic	3.97		4.10	0.61		0.63
EPS-Diluted	3.97		4.10	0.61		0.63

13

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Six months ended June 30, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	212,278	3,071	215,349	33,570	486	34,056
Net profit	157,737	3,071	160,808	24,945	486	25,431
EPS-Basic	7.72		7.87	1.22		1.24
EPS-Diluted	7.72		7.87	1.22		1.24

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP

Six months ended June 30, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	172,722	9,518	182,240	26,444	1,457	27,901
Net profit	126,420	9,518	135,938	19,355	1,457	20,812
EPS-Basic	6.93		7.45	1.06		1.14
EPS-Diluted	6.93		7.45	1.06		1.14

(1) Share-based compensation.

Source: China Ceramics Co., Ltd.

###

14